                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                            VERSAILLES CAPITAL CORP.
                            ------------------------
                                (Name of Issuer)

                     Common Stock $.05 par value per share
                     -------------------------------------
                        (Title of Class of Securities)


                                 92513 11 04
                                -------------
                                (CUSIP NUMBER)

                             L. MICHAEL UNDERWOOD
                              LMU & COMPANY, INC.
                           c/o L. MICHAEL UNDERWOOD
                         1200 17th STREET, SUITE 1000
                            DENVER, COLORADO  80202
                                 (303) 534-1119
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 JANUARY 4, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [__].

                                 SCHEDULE 13D
                             CUSIP No.92513 11 04
-----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  L. Michael Underwood
------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3 SEC USE ONLY

------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions)

  Not applicable
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(E)           [ ]

------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
------------------------------------------------------------------------------
               7 SOLE VOTING POWER

  NUMBER OF       None
   SHARES      ---------------------------------------------------------------
BENEFICIALLY   8 SHARED VOTING POWER
   OWNED BY
    EACH          680,520
  REPORTING
   PERSON      ---------------------------------------------------------------
    WITH       9 SOLE DISPOSITIVE POWER

                  None
               ---------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER

                  680,520
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       680,520
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)        [ ]
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      53.0%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

       IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
                             CUSIP No.92513 11 04
-----------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS
  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  LMU & Company, Inc., IRS # 84-1326365
------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [ ]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3 SEC USE ONLY

------------------------------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions)

  WC
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(E)           [ ]

------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

     CO
------------------------------------------------------------------------------
               7 SOLE VOTING POWER

  NUMBER OF       680,520
   SHARES      ---------------------------------------------------------------
BENEFICIALLY   8 SHARED VOTING POWER
   OWNED BY
    EACH          None
  REPORTING
   PERSON      ---------------------------------------------------------------
    WITH       9 SOLE DISPOSITIVE POWER

                  680,520
               ---------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER

                  None
------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       680,520
------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)        [ ]
------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      53.0%
------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

       CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

ITEM 1.

     The title of the class of equity securities to which this statement relates is Common Stock, par value $.05 per share (the "Common Stock"). The name of the issuer is Versailles Capital Corp. (the "Company"). The principal executive offices of the Company are located at 1200 17th Street, Suite 1000, Denver, Colorado 80202.

ITEM 2.  IDENTIFY AND BACKGROUND

     This Statement is being filed by and on behalf of LMU & Company, Inc. ("LMU") and L. Michael Underwood (collectively, the "Reporting Persons"). LMU, a Colorado corporation owned and operated by L. Michael Underwood, is a business management consulting company. The principal occupation of Mr. Underwood is the operation of LMU. During the last five years none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

     The business address of each of the reporting persons is 1200 17th Street, Suite 1000, Denver, Colorado 80202. Mr. Underwood is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Working capital.

ITEM 4.  PURPOSE OF TRANSACTION

     All of the reported shares are held for investment purposes. In the transaction in which LMU & Company, Inc. purchased 680,520 shares of common stock, the prior officers and directors of the Company resigned and L. Michael Underwood was elected as the sole officer and director of the Company.

     Prior to the purchase of the 680,520 shares, LMU & Company, Inc. ("LMU") entered into a letter of intent with British Lion Medical, Inc. ("BLM") regarding a transaction in which LMU would cause the Company to complete a reverse acquisition of BLM. In this transaction the Company would issue to the owners of BLM sufficient shares of the Company's common stock so that the BLM shareholders would own 97% of the issued and outstanding shares of the Company. In addition, Mr. Underwood would resign as the sole officer and director of the Company, and persons designated by BLM would become the officers and directors of the Company. The letter of intent also provides that as conditions of the transaction the Company must (1) complete a 1 for 5 reverse stock split; (2) change the name of the Company to Amerimmune Pharmaceuticals, Inc.; (3) reduce the number of authorized shares of common stock from 6 billion shares of $.05 par value common stock to 50 million shares of $.01 par value common stock; and (4) authorize 10 million shares of $.01 par value preferred stock.

     The reporting person has no plans or proposals which relate to or would result in:

           (a) Except as indicated above, the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

           (b) Except as indicated above, an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries;

           (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

           (d) Except as indicated above, any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) Except as indicated above, any material change in the present capitalization or dividend policy of the Company;

           (f) Any other material change in the Company's business or corporate structure;

           (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

           (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

           (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Number of Shares/Percentage of Class Beneficially Owned. The Reporting Persons beneficially own a total of 680,520 shares of the Company's Common Stock representing approximately 53.0% of the outstanding shares of Common Stock based on 1,284,116 shares of Common Stock outstanding as indicated by the Company as of December 31, 1998.

     (b) Nature of Ownership. LMU & Company, Inc. has sole power to vote and direct the disposition of all 680,520 of the reported shares. Mr. Underwood may be deemed to share with LMU & Company, Inc. the power to vote or to direct the vote and dispose or to direct the disposition of such shares.

     (c) Recent Transactions. The following is a list of all transactions in the Company's Common Stock by LMU & Company, Inc. during the past 60 days.

     On January 4, 1999, LMU & Company, Inc. purchased 680,520 shares from 5 persons pursuant to two stock purchase agreements for a total consideration of $180,000 in cash ($.26450 per share). The transaction was a result of private negotiations between the five sellers and LMU & Company, Inc.

     (d) Rights to Dividends or Proceeds.  None.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              LMU & COMPANY, INC.


January 12, 1999              By: /s/ L. Michael Underwood
    Date                         L. Michael Underwood, President



January 12, 1999              /s/ L. Michael Underwood
    Date                      L. Michael Underwood